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22004252

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 04 2022

Washington, DC

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SEC FILE NUMBER
8-65833

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avisen Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento (City) CA (State) 95864 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

A Wayne Robello (Name) 918-480-2747 (Area Code – Telephone Number) wrobello@avisensecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

9/15/2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, A Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avisen Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

SEE ATTACHED CALIFORNIA NOTARY
[signature] 2/18/22

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this Certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SACRAMENTO } SS.

Subscribed and sworn to (or affirmed) before me on this 18th day of Feb., 2022, by

A. Wayne Robello, proved to me on the basis of satisfactory evidence

to be the person(s) who appeared before me.

JAVIN NOBLE
COMM. # 2374084
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES SEPT. 6, 2025
MGC1

NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______

DESCRIPTION OF ATTACHED DOCUMENT

Annual Reports Form x-17A-5

TITLE OR TYPE OF DOCUMENT

Oath or Affirmation

2 + Notary sheet

NUMBER OF PAGES

2/18/22

DATE OF DOCUMENT

OTHER

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:

NAME OF PERSON(S) OR ENTITY(IES)

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2021

AVISEN SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Avisen Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on Avisen Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Avisen Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Avisen Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Avisen Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Avisen Securities, Inc.'s auditor since 2003.

Tarzana, California

February 18, 2021

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	54,737
Clearing Deposits		25,000
Commissions Receivable		60,281
Other Current Assets		32,302
Property and Equipment, net of Accumulated Depreciation of $ 150,962 (Note 5)		-
Deferred Tax Asset (Note 6)		282,595
Right of Use Asset Operating Lease		192,765
Total Assets	$	647,680

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	585
Commissions Payable		22,784
Operating Lease Liabilities		192,765
Total Liabilities		216,134

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding		1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,489,956)
Total Stockholders' Equity		431,546
Total Liabilities and Stockholders' Equity	$	647,680

AVISEN SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2021

REVENUES		
Commissions	$	2,177,666
Revenue from Sales of Investment Company Shares		74,911
Revenue from Sales of Insurance Based Products		10,643
Options		2,141
Interest Income		5,320
Fees Earned		229
Total Revenues		2,270,910
EXPENSES		
Depreciation		2,725
Clearing Charges		84,306
Commissions & Salaries		1,850,460
Insurance		5,286
Employee Benefits		58,724
Occupancy (Note 7)		178,053
Professional Fees		55,454
Other Operating Expenses		65,130
Total Expenses		2,300,138
NET LOSS BEFORE INCOME TAXES		(29,228)
LESS: INCOME TAX EXPENSE (Note 6)		800
NET LOSS	$	(30,028)

AVISEN SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2021	$1,808,502	$113,000	$ (1,459,928)	$ 461,574
Net Loss			(30,028)	(30,028)
Ending balance, December 31, 2021	$1,808,502	$113,000	$ (1,489,956)	$ 431,546

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(30,028)
Noncash Items Included in Net Earnings:		
Depreciation Expense		2,725
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(50,713)
Other Current Assets		(388)
Increase (decrease) in liabilities		
Accounts Payable		(6,120)
Commissions Payable		(6,509)
Total adjustments		(63,730)
Net cash used in operating activities		(91,033)
Net decrease in cash		(91,033)
Cash at beginning of year		145,770
Cash at end of year	$	54,737

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:		
Interest	$	-
State income taxes	$	800

AVISEN SECURITIES, INC.

Notes to Financial Statements
December 31, 2021

Note 1: ORGANIZATION

Avisen Securities, Inc. (the "Company") was formed in 2002 under the laws of California, as a "C" corporation. Offices of the Company are located in Sacramento, CA and Reno, NV.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Securities Rulemaking Board (MSRB). In addition, the Company holds a resident license from the California Department of Insurance to act as an Insurance Producer under the name Avisen Securities, Inc. The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. The Company is a non-carrying broker and opens brokerage accounts for its customers through its clearing firm agreement with Pershing LLC. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. The Company's other business activities related to the sales of investment company shares and insurance based products, are contemplated by Footnotes 74 of the SEC Release No. 34-70073. The Company maintains a clearing deposit of $ 25,000 with Pershing.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Retirement Plan

The company offers a 401K and Simplified Employee Pension Plan covering substantially all of its employees. For the year ended December 31, 2021, the Company's pension expense was zero.

(d) Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Basis of Accounting and Revenue Recognition (ASC 606)

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada. For sales of securities, other than mutual funds, the Company recognizes commission income as of the trade date. Commission and fee income on sales of mutual funds and advisory fees are recognized as of the settlement date or are recognized as earned on a prorated basis over the period to which the income relates, if that period is longer than one month.

ASC 606 Revenue Recognition

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from sale of variable contracts of insurance-based products, in the form of commissions and trail commissions.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Performance Obligations Satisfied at a Point in Time	$	2,265,361
Performance Obligations Satisfied Over Time		5,549
Total Revenue	$	2,270,910

(f) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2021.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $1,558. In this case the minimum net capital is $5,000. As of December 31, 2021, the Company's net capital of $ 116,531 exceeded the minimum net capital requirement of $5,000 by $111,531, and the Company's ratio of aggregate indebtedness of $23,369 to net capital was 0.20:1 which is less than the 15:1 maximum ratio required.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2021:

Computer Equipment	$	27,210
Furniture and Fixtures		91,574
Leasehold Improvements		34,903
		153,687
Accumulated Depreciation		(153,687)
	$	0

The Company's depreciation expense for the year ended December 31, 2021, was $2,725.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2021, the company had a deferred tax asset with a balance of $282,595, reflecting potential future tax benefit. This deferred tax asset will expire in 2029.

For the year ended December 31, 2021, the provision for the income tax consists of the following:

Federal Income Taxes	$	-
State Income Taxes (Minimum)	$	800

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2018, 2019 and 2020.

Note 7: COMMITMENTS AND CONTINGENCIES

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $ 192,765 and was calculated using a 3.154% discount rate.

The Company leases office space in Reno, Nevada under an operating lease agreement that is on a month-to-month basis. The Company also leases space in Sacramento, California for 63 months beginning May 1st, 2018. Minimum rental commitments under long-term operating leases are as follows for the years ending December 31:

2022	$	126,357
2023		74,774
	$	201,131

The Company's occupancy expense for the year ended December 31, 2021, was $ 178,053.

Note 8: RELATED PARTY TRANSACTIONS

Throughout the year, the Company provides execution services for customers of an affiliated entity, Brown-Robello Capital Management. The Company is subsequently reimbursed by the affiliate based on the execution costs in the form of commission income. For the year ended December 31, 2021, commission income from a related party totaled $1,510,000.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2021 through February 16, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

AVISEN SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2021

	Focus 12/31/21		Audit 12/31/21		Change
Stockholders' Equity, December 31, 2021	$	431,546	$	431,546	-
Less: Non-allowable Assets					
Account Receivable		117		117	-
Other Current Assets		32,302		32,302	-
					-
Deferred Tax Asset		282,595		282,595	-
Other Deductions		1		1	-
Tentative net capital		116,531		116,531	-
Haircuts:		-		-	-
NET CAPITAL		116,531		116,531	-
Minimum net capital		5,000		5,000	-
Excess net capital	$	111,531	$	111,531	-
Aggregate indebtedness	$	23,369	$	23,369	-
Ratio of aggregate indebtedness to net capital		0.20:1		0.20:1	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2021.

AVISEN SECURITIES, INC.

December 31, 2021

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073.

Avisen Securities, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii).

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer and its agent and not the Company.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2021 through December 31, 2021.

Avisen Securities, Inc.

By:

A Wayne Robello, President
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Avisen Securities, Inc., Exemption Report in which (1) Avisen Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and 2) Avisen Securities, Inc. stated that Avisen Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65833 FINRA DEC

AVISEN SECURITIES INC
3620 AMERICAN RIVER DRIVE, SUITE 145
SACRAMENTO , CA. 95864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Wayne Robello (916)480 2747

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$3,107.63
B.	Less payment made with SIPC-6 filed **(exclude interest)** 7/30/2021 Date Paid	(1,547.48)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,560.15

G. **PAYMENT:** √ the box
Check mailed to P.O. Box [X] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $1,560.15

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVISEN SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 1st day of February , 2022 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,270,910
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	112,622
(2) Revenues from commodity transactions.	100
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	84,306
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $2,128	
Enter the greater of line (i) or (ii)	2,128
Total deductions	199,156
2d. SIPC Net Operating Revenues	$2,071,754
2e. General Assessment @ .0015	$3,107.63
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Avisen Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avisen Securities, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2021